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                                  July 27, 2000






VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, DC  20549-1004

         RE:      PARADIGM4, INC.
                  COMMISSION FILE NO. 333-35098
                  APPLICATION FOR WITHDRAWAL
                  ---------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Paradigm4 Inc., (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-35098 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 19, 2000.

         Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $125,000,000. The Registrant believes that due to market conditions, the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares.

         The company hereby confirms that no securities have been offered or sold under the Registration Statement and no significant activity in pursuit of the subject offering has been taken to date.

         Accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.


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July 27, 2000
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If you have any questions regarding the foregoing application withdrawal, please contact Babak Yaghmaie (212-973-1485) or Adam Dinow (212-687-5223) at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, legal counsel to the Registrant in connection with the Registration Statement.

                                                     Sincerely,

                                                     Paradigm4, Inc.

                                                     /s/ J. Bruce Boisture
                                                     --------------------------
                                                     J. Bruce Boisture
                                                     Chief Executive Officer